March 10, 2025 4th Quarter and Full Year 2024 Financial Results & Corporate Update Exhibit 99.2

2 This Slide Presentation Includes Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations regarding upcoming payments relating to litigation settlements; and BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit / (loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward- looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 20-F for the period ended December 31, 2024, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. An abbreviation directory of defined terms can be found at the end of the presentation.

Financial Update Jens Holstein, Chief Financial Officer3 Strategic Outlook Ryan Richardson, Chief Strategy Officer4 Oncology Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer2 4th Quarter and FY 2024 Highlights Ugur Sahin, Co-founder & Chief Executive Officer1

1 4th Quarter and FY 2024 Highlights Ugur Sahin, Co-founder & Chief Executive Officer

Building a Global Immunotherapy Powerhouse Translating Science into Survival

# Advancing Toward Our Vision: Key Achievements in 2024

| | |
|---|---|
| mRNA cancer immunotherapies | Initiated a new Phase 2 trial evaluating autogene cevumeran[1] and reported data[2] for BNT111[3], BNT113 and BNT116[3] |
| BNT327 | Presented multiple datasets[2] for BNT327 and announced pivotal trials targeting unmet needs in SCLC, TNBC, and NSCLC |
| Corporate development | Secured global control of BNT327, expanded pipeline and strengthened in-house immunotherapy capabilities |
| COVID-19 and infectious disease vaccines | Maintained leading COVID-19 vaccine[4] market share globally and progressed early-stage infectious disease pipeline |
| Financial strength | Delivered a strong balance sheet : **~€ 17.4 bn** total cash and cash equivalents plus security investments as of December 31, 2024[5] |

1. Partnered with Genentech, a member of the Roche Group; 2. Phase 2 data were reported for BNT111 (PR, 30 July 2024), Phase 1/2 and Phase 2 data for BNT113 (ESMO), Phase 1 data for BNT116 (AACR); BNT327 data included: Phase 1/2 in TNBC (ESMO, SABCS) and Phase 2 in NSCLC (ASCO). 3. In collaboration with Regeneron; 4. Partnered with Pfizer; 5. Consists of cash and cash equivalents of €9,761.9 million, current security investments of €6,536.2 million and non-current security investments of €1,061.1 million, as of December 31, 2024. Payments associated with the closing of the Biotheus acquisition and with the resolved settlement of a contractual dispute with the NIH are expected to result in a cash outflow of approximately $1.6 billion to be reflected in cash & cash equivalents in the first quarter of 2025. The settlement payment of $467 million related to a contractual dispute with the University of Pennsylvania is expected to be reflected in the Company's second quarter 2025 financial results. In connection with these settlements, BioNTech expects to be reimbursed approximately $535 million by its partner during 2025 and 2026.

6 BIONTECH

# 2025 Will Be an Important Year for Our Oncology Portfolio

Novel mRNA cancer immunotherapy

## FixVac & iNeST[1]

Next-generation of personalized cancer therapy targeting tumor associated antigens and cancer mutations

Our next-generation IO-backbone

## PD-L1/VEGF-A antibody BNT327

Potential to become the next-generation IO-backbone

Clinical stage candidates for combination therapy

- IO molecules
- mRNA immunotherapies
- ADCs
- Cell and gene therapies

Resected cancers (adjuvant, ctDNA+) → Neoadjuvant, 1L advanced/metastatic → Late stage, refractory cancers

**Important Readouts for Priority Programs in 2025**

1. Partnered with Genentech, a member of the Roche Group.

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# Biotheus Acquisition Provides Opportunity to Accelerate BNT327 Development


Anti-VEGF-A
Anti-PD-L1 VHH

## Advancing BNT327 in multiple indications, aiming for first-to-market approvals

### Acceleration and expansion of BNT327 development

Global control of BNT327 development and commercialization program

Expedite execution of BNT327 + ADC development plans

### Establishment of clinical development capability in Mainland China

~80-person clinical development organization in China with demonstrated execution ability

### Manufacturing site supporting initial launch

cGMP manufacturing facility with multiple 2000L bioreactors

### Full pipeline and platform ownership

Comprehensive E2E bispecific antibody discovery and development capabilities

6 clinical stage assets

Pre-clinical ADC pipeline

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2 Oncology Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer

# Building an Oncology Pipeline Focused on Late-Stage Programs with Transformational Potential

## Phase 2

- Autogene cevumeran (BNT122/RO7198457)[1]
  1L adv. melanoma, + pembrolizumab
- Autogene cevumeran (BNT122/RO7198457)[1]
  Adj. ctDNA+ stage II or III CRC
- Autogene cevumeran (BNT122/RO7198457)[1]
  Adj. PDAC, + atezolizumab + mFOLFIRINOX
- Autogene cevumeran (BNT122/RO7198457)[1]
  Adj. MIUC, + nivolumab
- BNT111[6]
  aPD-(L)1-R/R melanoma, + cemiplimab
- BNT113
  1L rel./met. HPV16+ PD-L1+ HNC, + pembrolizumab
- BNT116[6]
  1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab
- BNT211 (CLDN6)
  CLDN6+ testicular cancer — PLANNED
- BNT327 (PD-L1 x VEGF-A)
  1L/2L+ (ES-)SCLC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  1L/2L met. TNBC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  2L ES-SCLC, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L ES-SCLC + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  EGFR TKI experienced, EGFRm NSCLC, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L MPM, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L HCC + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  2L NEN, + CTx[7]
- BNT316/ONC-392 (gotistobart)[4]
  (CTLA-4), PROC, + pembrolizumab

## Phase 3

- BNT327 (PD-L1 x VEGF-A)
  1L SCLC, + CTx — NEW
- BNT327 (PD-L1 x VEGF-A)
  1L NSCLC, + CTx — NEW
- BNT327 (PD-L1 x VEGF-A)
  1L TNBC, + CTx — PLANNED
- BNT327 (PD-L1 x VEGF-A)
  2L SCLC, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L TNBC, + CTx[7]
- BNT316/ONC-392 (gotistobart)[4] (CTLA-4)
  aPD-1/PD-L1 experienced squamous NSCLC
- BNT323/DB-1303[5] (trastuzumab pamirtecan)
  (HER2) HR+/HER2-low met. breast cancer
- BNT323/DB-1303[5] (trastuzumab pamirtecan)
  (HER2) HER2+ endometrial cancer — PLANNED

mRNA immunotherapy | Next generation IO | Targeted therapy

Partnered with: 1. Genentech, member of Roche Group; 2. Genmab; 3. MediLink Therapeutics; 4. OncoC4; 5. DualityBio. 6. In collaboration with Regeneron; 7. Trial ongoing in China only.

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# BNT327: Synergistic Targeting of PD-L1 and VEGF

## Combined tumor targeting[1]


Tumor microenvironment (TME)
VEGF-A dimer in the TME
PD-L1 ligand on tumor cells
Anti-VEGF-A (Fab)
Anti-PD-L1 (VHH)
BNT327
Anti-PD-L1 (VHH)
Anti-VEGF-A (Fab)
PD-L1 ligand on tumor cells
VEGF-A dimer in the TME

### Selected NSCLC IHC[2]


VEGF-A
PD-L1

### Bispecific MOA

Local neutralization of angiogenic and immunosuppressive VEGF-A effects

Targeting the TME and block of PD-1/PD-L1 signaling by anti-PD-L1

1. Khan KA Nat Rev Clin Oncol 2018; 2. IHC data: Human Protein Atlas.

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# Accelerating BNT327 Global Clinical Development

## Explore potential of BNT327 in three waves of focused development

### 1 Establish

Ongoing

- Phase 2 in TNBC
- Phase 2 in SCLC
- Phase 2/3 in NSCLC
- Phase 3 in SCLC

Planned

- Phase 3 in TNBC for 2025

### 2 Combine

Ongoing

- Phase 1/2 with BNT325/DB-1305[1] (TROP2) in solid tumors

Planned

- Phase 1/2 with BNT323/DB-1303[1] (HER2)
- Phase 1/2 with BNT324/DB-1311[1] (B7H3)
- Phase 1/2 with BNT326/YL202[2] (HER3)
- Additional combinations in 2025+

### 3 Broaden

Portfolio of 20+ clinical oncology assets in-house

- Combine with IO bispecifics
- Combine with cell therapies
- Combine with novel ADCs

BNT327 + novel assets: Broaden to further indications

BNT327 + ADC: Explore expansion to novel combinations with ADCs in high unmet need indications

BNT327 + chemo: Establish in combination with CTx in potential fast-to-market indications

Partnered with: 1. DualityBio; 2. MediLink.

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Program Setting Study BNT327 1L ES-SCLC Phase 2 BNT327 2L ES-SCLC Phase 2 Small Cell Lung Cancer is One of Our Priority Indications for Clinical Development of BNT327 Response Efficacy Evaluation Population ITT (n=36) IO-naïve (n=22) IO- treated (n=14) ORR, % 61.1 72.7 42.9 DCR, % 86.1 81.8 92.9 -90 -70 -50 -30 -10 10 30 50 70 PD SD PR CR SCLC Incidence1 By 2030: ~60k in U.S., EU4, U.K. High unmet need for ES-SCLC patients as long-term survival outcomes remain very poor Phase 2 (NCT05879068): BNT327 Combined with Paclitaxel Shows Efficacy in 2L SCLC Ying Cheng et al. Presented at ESMO 2023. Poster#1992P 5-year survival2 • ES-SCLC: 3% • Limited-stage SCLC: 20% 1.Incidence from: SEER data for diagnosed SCLC incidence in US; Cancer Research UK; Zentrum für Krebsregisterdaten; Sante Publique; AIOM; EPDATA. 2.Statistics from Dayen et al (2019); CancerMPact® Patient Metrics US & EU5, accessed February 2024. *Due to limited survival data in EU5, U.S. survival data is reported; 13

# Leveraging Our Leadership in mRNA to Fully Exploit Cancer Immunotherapy Target Space with Two Approaches



iNeST1
Neoantigens
Individualized therapy
individualized Neoantigen-Specific immunotherapy
Described in Sahin et al., Nature 2017
Individual patient samples (blood and tissue)
Artificial intelligence-driven neoantigen prediction
Individualized immuno-therapy
Mapping of mutations
On-demand tailored RNA manufacturing
Described in Castle et al., Cancer Res 2011
mRNA-lipoplex platform
Fixed Antigen Vaccine
FixVac
Multiple shared antigens
Off-the-shelf therapy
ANTIGEN 1
ANTIGEN 2
ANTIGEN 3
ANTIGEN 4
Fixed combination of shared tumor antigens2
Multi-antigen approach tailored to each indication
Strong vaccine-induced ,poly-epitope ex vivo CD8+ T-cell responses across different cancer types3
10.3%
Mutant Neoantigen
TNBC, BNT114
TNBC-MERIT trial
MAGE-A3
Melanoma, BNT111, Lipo-MERIT trial
2.1%
NY-ESO-1
Melanoma , BNT111, Lipo-MERIT trial
10.1%
5%
HPV16-E7
Head & Neck Cancer
BNT113, HARE40 trial

1 Partnered with Genentech, a member of the Roche Group. 2 Antigens vary across programs; 3. T-cell responses analyzed by ex vivo multimer staining analysis in blood.

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# Multiple Clinical Trials Demonstrate Execution Across iNeST and FixVac Portfolios

| Individualized immunotherapy: iNeST | | | | | FixVac | | |
|---|---|---|---|---|---|---|---|
| Autogene cevumeran (BNT122/RO7198457)[1] | | | | | BNT111[2] | BNT113 | BNT116 |
| Adjuvant | | | 1L | R/R | R/R | 1L | Multiple settings |
| MIUC Phase 2 | CRC Phase 2 | PDAC Phase 2 | Melanoma Phase 2 | Solid tumors Phase 1 | Melanoma Phase 2 | HPV16+ HNSCC Phase 2 | NSCLC Phase 1 & 2 |
| + Nivolumab | Monotherapy | + Atezolizumab + mFOLFIRINOX | + Pembrolizumab | + Atezolizumab | + Cemiplimab | + Pembrolizumab | Monotherapy, + Cemiplimab or CTx or aCTLA4 |
| Recruitment ongoing | Recruitment ongoing<br><br>Data presented from epi sub-study at ASCO 2024 and from biomarker sub-study at ESMO-GI 2024 | Recruitment ongoing<br><br>Data presented from investigator-initiated Ph 1 trial at ASCO 2022 & AACR 2024 and published (Rojas et al., Nature 2023)<br><br>Follow up published in February 2025 (Sethna et al., Nature 2025) | Study completed<br><br>Ph 1 data on prototype vaccine published (Sahin et al., Nature 2017)<br><br>Primary endpoint (significant PFS improvement) not met. Numerical OS benefit trend observed. Data expected at future medical meeting. | Enrollment completed<br><br>Data presented at AACR 2020.<br>Data published (Lopez et al., Nature Medicine 2025) | Enrollment completed<br><br>Positive topline data announced in 2024<br><br>Data presented from Ph 1 at multiple conferences incl. SITC 2021 and published (Sahin et al., Nature 2020) | Recruitment ongoing<br><br>Ph 2 data presented at multiple conferences incl. ESMO-IO 2022<br><br>Data from safety run-in of Ph 2 trial and Ph 1/2 IIT presented at ESMO 2024 | Recruitment ongoing in Ph 2 in 1L NSCLC[2]<br><br>Ph 1 trial ongoing<br><br>Data presented at SITC 2023, AACR 2024, and SITC 2024 |

1. Partnered with Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

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# Autogene Cevumeran[1] Induces Neoantigen Specific T cells in a Broad Range of Cancers



Ex vivo T cell response
CRC 10/11 (91%)
TNBC 8/10 (80%)
Melanoma 8/11 (73%)
UC 7/10 (70%)
NSCLC 11/16 (69%)
RCC 6/11 (54%)
Other 14/21 (67%)
Proportion of patients
Vaccine response
No vaccine response
Solid: CPI naive
Hatched: CPI experienced



Preexisting clonotypes
Negative enrichment
Positive enrichment
De novo clonotypes
Baseline TCR clonotypes
Post-induction TCR clonotypes (log10)



Neoantigen-specific TCRs in post-induction blood and on-treatment tumor tissue autogene cevumeran
autogene cevumeran + atezolizumab
TRB Frequency (%)
Blood
Tumor
# Neoantigens
P: Pre-existing
D: De-novo

## First-in-human study (NCT03289962) in advanced and metastatic solid tumors

Autogene cevumeran[1] monotherapy (n=30)

Combination with atezolizumab (n=183)

- Well tolerated safety profile
- Strong neoantigen responses across broad spectrum of cancers
- Poly-epitopic, long-lasting neoantigen specific responses (CD4+, CD8+) in 71% of patients
- Expansion of pre-existing neoantigen T cells as well as induction of de novo T-cell responses
- Immune therapy-induced T cells were found in biopsies of post-treatment tumor lesions

Lopez et al. Autogene cevumuran with or without atezolizumab in advanced solid tumors, a Phase1 trial. Nature Medicine, 2025

1. Partnered with Genentech, a member of the Roche Group

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# Multiple Clinical Trials Demonstrate Execution Across iNeST and FixVac Portfolios

| Individualized immunotherapy: iNeST | | | | | FixVac | | |
|---|---|---|---|---|---|---|---|
| Autogene cevumeran (BNT122/RO7198457)[1] | | | | | BNT111[2] | BNT113 | BNT116 |
| Adjuvant | | | 1L | R/R | R/R | 1L | Multiple settings |
| MIUC Phase 2 | CRC Phase 2 | PDAC Phase 2 | Melanoma Phase 2 | Solid tumors Phase 1 | Melanoma Phase 2 | HPV16+ HNSCC Phase 2 | NSCLC Phase 1 & 2 |
| + Nivolumab | Monotherapy | + Atezolizumab + mFOLFIRINOX | + Pembrolizumab | + Atezolizumab | + Cemiplimab | + Pembrolizumab | Monotherapy, + Cemiplimab or CTx or aCTLA4 |
| Recruitment ongoing | Recruitment ongoing<br><br>Data presented from epi sub-study at ASCO 2024 and from biomarker sub-study at ESMO-GI 2024. | Recruitment ongoing<br><br>Data presented from investigator-initiated Ph 1 trial at ASCO 2022 & AACR 2024 and published (Rojas et al., Nature 2023).<br><br>Follow up published in February 2025 (Sethna et al., Nature 2025). | Study completed<br><br>Ph 1 data on prototype vaccine published (Sahin et al., Nature 2017).<br><br>Primary endpoint (significant PFS improvement) not met. Numerical OS benefit trend observed. Data expected at future medical meeting. | Enrollment completed<br><br>Data presented at AACR 2020.<br>Data published (Lopez et al., Nature Medicine 2025) | Enrollment completed<br><br>Positive topline data announced in 2024.<br><br>Data presented from Ph 1 at multiple conferences incl. SITC 2021 and published (Sahin et al., Nature 2020). | Recruitment ongoing<br><br>Ph 2 data presented at multiple conferences incl. ESMO-IO 2022<br><br>Data from safety run-in of Ph 2 trial and Ph 1/2 IIT presented at ESMO 2024. | Recruitment ongoing in Ph 2 in 1L NSCLC[2]<br><br>Ph 1 trial ongoing.<br><br>Data presented at SITC 2023, AACR 2024, and SITC 2024. |

1. Partnered with Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

17

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# Evaluating Autogene Cevumeran[1] in the Adjuvant Treatment Setting for Cancers of High Unmet Need

## Rationale for adjuvant setting

Low tumor mass with residual cancer cells

Resistance mechanisms, clonal heterogeneity and immune suppression not fully established


Micrometastasis

Healthier immune system and uncompromised T-cell function

## Unmet medical need

### Colorectal Cancer (CRC)

| | |
|---|---|
| 11 months median DFS observed in ctDNA+ CRC after surgery[2]<br><br>Reinacher-Schick et al., ASCO 2024 | Randomized Phase 2 trial ongoing<br><br>First data expected in late 2025 / early 2026 |

### Pancreatic Ductal Adenocarcinoma (PDAC)

| | |
|---|---|
| **69−75%** relapse rate within 5 years after adjuvant therapy[3,4] | Phase 1 trial ongoing & published<br>**Rojas et al., Nature 2023**<br>Sethna et al., Nature 2025<br>Randomized Phase 2 trial ongoing |

### Muscle-Invasive Urothelial Cancer (MIUC)

| | |
|---|---|
| 40% of patients relapse within 2 years after adjuvant nivolumab[5] | FPI in Dec 2024<br>Randomized Phase 2 trial ongoing |

1. Partnered with Genentech, a member of the Roche Group; 2. Nakamura et al., Nature Medicine, 2024; 3. Jones et al., JAMA Surgery 2019; 4. Conroy et al., JAMA Oncology 2022; 5:. Bajorin et al., 2021 NEJM.

18

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Financial Update Jens Holstein, Chief Financial Officer3

2024 Financial Execution Highlights1 20 Loss before tax €(2.77) €678m €2.8 bn €17.4 bn Total revenues Diluted loss per share Total cash plus security investments2 1. Numbers are rounded to millions and billions of Euros in accordance with standard commercial practice. 2. Consists of cash and cash equivalents of €9,761.9 million, current security investments of €6,536.2 million and non-current security investments of €1,061.1 million, as of December 31, 2024. Payments associated with the closing of the Biotheus acquisition and with the resolved settlement of a contractual dispute with the NIH are expected to result in a cash outflow of approximately $1.6 billion to be reflected in cash & cash equivalents in the first quarter of 2025. The settlement payment of $467 million related to a contractual dispute with the University of Pennsylvania is expected to be reflected in the Company’s second quarter 2025 financial results. In connection with these settlements, BioNTech expects to be reimbursed approximately $535 million by its partner during 2025 and 2026.

General and administrative expenses (124) (531) Other operating result (54) (671) Operating profit / (loss) 526 (1,314) Sales and marketing expenses (18) (68) Cost of sales (179) (541) Years ended December 31, (495) (188) 690 (63) (600) Research and development expenses (578) (2,254) (1,783) Finance result 137 637 496 Income taxes (205) 12 (256) Net profit / (loss) 458 (665) 930 Earnings / (Loss) per share <blank> Total Revenues 1,479 2,751 3,819 2023 2024 2023 Three months ended December 31, Basic earnings / (loss) per share 1.90 (2.77) 3.87 Diluted earnings / (loss) per share 1.88 (2.77) 3.83 (in millions €, except per share data) 2024 1,190 (244) (612) (21) (111) (54) 149 153 (42) 260 1.08 1.08 <blank><blank> <blank> Q4 and FY 2024 Financial Results 1. Numbers have been rounded; numbers presented may not add up precisely to the totals and may have been adjusted in the table. Presentation of the consolidated statements of profit or loss has been condensed. More information can be found in BioNTech’s Report on Form 20-F for the year ended December 31, 2024, filed today with the United States Securities and Exchange Commission and available at https://www.sec.gov/. 1 21

22 Full Year 2024 Results Compared to Full Year 2024 Financial Guidance FY 2024 revenues Total revenues €2,500 – €3,100 m Expected to be at low end €2,751 m FY 2024 expenses and capex R&D expenses €2,400 – €2,600 m €2,254 m SG&A expenses €600 – €700 m €599 m Capital expenditures for operating activities €300 – €400 m €307 m Guidance November 2024 FY 2024 Results1 1. Numbers have been rounded; numbers presented may not add up precisely to the totals and may have been adjusted in the table. Presentation of the consolidated statements of profit or loss has been condensed. More information can be found in BioNTech’s Report on Form 20-F for the year ended December 31, 2024, filed today with the United States Securities and Exchange Commission and available at https://www.sec.gov/.

# 2025 Financial Year Guidance[1]

| | | FY 2025 Guidance |
|---|---|---|
| Planned FY 2025 revenues | Total revenues | **€1,700 – €**2,200 m |
| Planned FY 2025 expenses and capex[4] | R&D expenses | **€2,600 – €2,800** m |
| | SG&A expenses | **€650 – €750 m** |
| | Capital expenditure for operating activities | **€250 – €350 m** |

**Revenue guidance considerations**

- Our revenue guidance assumes relatively stable vaccination rates, pricing and market share as compared to 2024. We also anticipate a revenue phasing similar to 2024 with the last 3-4 months driving the full year revenue figure.
- Inventory write-downs and other charges are estimated to be ~15% of BioNTech's share of gross profit from COVID-19 vaccines sales in Pfizer's territory
- Anticipated revenues related to service businesses include InstaDeep, JPT Peptide and IMFS as well as revenues from the German pandemic preparedness agreement

1. Excludes external risks that are not yet known and/or quantifiable, including, but not limited to the effects of ongoing and/or future legal disputes and related activities, certain potential one-time effects and charges related to portfolio prioritization, as well as potential changes to the law or governmental policy, including public health policy, at the state or national level, and evolving public sentiment around vaccines and mRNA technology, in the United States and/or elsewhere. It includes effects identified from licensing arrangements, collaborations or potential M&A transactions to the extent disclosed and may be subject to update. The Company does not expect to report a positive net income figure for the 2025 financial year.

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4 Strategic Outlook Ryan Richardson, Chief Strategy Officer

# Strategic Priority Areas in 2025

## mRNA Cancer Immunotherapy

- Expect first randomized data in the adjuvant setting (CRC)
- Execute 7 ongoing Phase 2 trials and first novel combination trials

## BNT327

- Advance 3 global registration-enabling trials in potential fast-to-market indications
- Generate first BNT327+ ADC combination datasets

## Commercial Readiness in Oncology

- Advance BNT323/DB-1303[1] towards BLA submission
- Continue to build targeted AI-enabled commercialization team in key markets

## COVID-19 Vaccine[2]

- Maintain global COVID-19 vaccine market leadership
- Advance next-gen and combination vaccine programs

Partnered with: 1. DualityBio; 2. Pfizer.

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# Selected Pipeline Milestones for 2025 and Beyond

| | Program | Indication | 2025+ Milestone |
|---|---|---|---|
| Next-generation immunomodulator | BNT327 | 1L SCLC | China Phase 2 data |
| | | 1L/2L SCLC | Global Phase 2 dose optimization data |
| | | 1L/2L TNBC | Global Phase 2 dose optimization data |
| | BNT327 + BNT325[1] | Solid tumors | Global Phase 1 data |
| mRNA cancer immunotherapy | Autogene cevumeran (BNT122 / RO7198457)[2] | ctDNA+ adj. CRC | Phase 2 data |
| | BNT111[3] | 2L+ melanoma | Phase 2 data |
| | BNT116[3] | PD-L1 > 1% NSCLC | Phase 1 data |
| Targeted therapy | BNT323[1] | 2L+ HER2 EC | Phase 2 data |
| | | | Regulatory submission |

Partnered with: 1. DualityBio; 2. Genentech, a member of the Roche Group; 3. In collaboration with Regeneron.

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Save the date Annual General Meeting May 16, 2025 Innovation Series Digital & AI Day October 1, 2025 Innovation Series R&D Day November 18, 2025

Thank you

Appendix

# BioNTech's Oncology Pipeline – Phase 2 and Phase 3 Clinical Trials

## Phase 2

- Autogene cevumeran (BNT122/RO7198457)[1]
  1L adv. melanoma, + pembrolizumab
- Autogene cevumeran (BNT122/RO7198457)[1]
  Adj. ctDNA+ stage II or III CRC
- Autogene cevumeran (BNT122/RO7198457)[1]
  Adj. PDAC, + atezolizumab + mFOLFIRINOX
- Autogene cevumeran (BNT122/RO7198457)[1]
  Adj. MIUC, + nivolumab
- BNT111[6]
  aPD(L)1-R/R melanoma, + cemiplimab
- BNT113
  1L rel./met. HPV16+ PDL-1+ HCN,
  + pembrolizumab
- BNT116[6]
  1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab
- BNT211 (CLDN6) — PLANNED
  CLDN6+ testicular cancer
- BNT327 (PD-L1 x VEGF-A)
  1L/2L+ (ES-)SCLC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  1L/2L met. TNBC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  2L ES-SCLC, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L ES-SCLC + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  EGFR TKI experienced,
  EGFRm NSCLC, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L MPM, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L HCC + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  2L NEN, + CTx[7]
- BNT316/ONC-392 (gotistobart)[4]
  (CTLA-4), PROC, + pembrolizumab

## Phase 3

- BNT327 (PD-L1 x VEGF-A) — NEW
  1L SCLC, + CTx
- BNT327 (PD-L1 x VEGF-A) — NEW
  1L NSCLC, + CTx
- BNT327 (PD-L1 x VEGF-A) — PLANNED
  1L TNBC, + CTx
- BNT327 (PD-L1 x VEGF-A)
  2L SCLC, + CTx[7]
- BNT327 (PD-L1 x VEGF-A)
  1L TNBC, + CTx[7]
- BNT316/ONC-392 (gotistobart)[4] (CTLA-4)
  aPD-1/PD-L1 experienced squamous NSCLC
- BNT323/DB-1303[5] (trastuzumab pamirtecan)
  (HER2) HR+/HER2-low met. breast cancer
- BNT323/DB-1303[5] (trastuzumab pamirtecan) — PLANNED
  (HER2) HER2+ endometrial cancer

Legend: mRNA immunotherapy | Next generation IO | Targeted therapy

Partnered with: 1. Genentech, member of Roche Group; 2. Genmab; 3. MediLink Therapeutics; 4. OncoC4; 5. DualityBio. 6. In collaboration with Regeneron; 7. Trial ongoing in China only.

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# BioNTech's Oncology Pipeline – Phase 1 and Phase 1/2 Clinical Trials

## Phase 1

- Autogene cevumeran (BNT122/RO7198457)[1]
  Multiple solid tumors
- BNT116
  Adv. NSCLC
- BNT152 + BNT153 (IL-7, IL-2)
  Multiple solid tumors
- BNT315/GEN1055[2] (OX40)
  Multiple solid tumors
- BNT322/GEN1056[2]
  Multiple solid tumors
- BNT317[3]
  Multiple solid tumors — NEW
- BNT326/YL202[4] (HER3)
  Multiple solid tumors
- BNT211 (CLDN6)
  Multiple solid tumors
- BNT221
  Refractory metastatic melanoma

## Phase 1/2

- BNT142 (CD3xCLDN6)
  Multiple CLDN6-pos. adv. solid tumors
- BNT312/GEN1042[2] (CD40x4-1BB)
  Multiple solid tumors
- BNT314/GEN1059[2] (EpCAMx4-1BB)
  Multiple solid tumors
- BNT316/ONC-392 (gotistobart)[5] (CTLA-4)
  mCRPC, + radiotherapy
- BNT316/ONC-392 (gotistobart)[5] (CTLA-4)
  Multiple solid tumors
- BNT323/DB-1303[6] (trastuzumab pamirtecan)
  (HER2) Multiple solid tumors
- BNT324/DB-1311[6] (B7-H3)
  Multiple solid tumors
- BNT325/DB-1305[6] (TROP-2)
  Multiple solid tumors
- BNT327 (PD-L1 x VEGF-A)
  1L TNBC[7]
- BNT327 (PD-L1 x VEGF-A)
  Multiple solid tumors[7]
- BNT327 / PM1009 combination
  1L HCC[7]
- BNT327 / BNT325[6] combination
  Multiple solid tumors
- BNT327 / BNT323[6] (trastuzumab pamirtecan) combination
  Multiple solid tumors — NEW
- BNT327 / BNT324[6] combination
  Multiple solid tumors — PLANNED
- BNT327 / BNT326[4] combination
  Multiple solid tumors — PLANNED

mRNA immunotherapy | Next generation IO | Targeted therapy

Partnered with: 1. Genentech, member of Roche Group; 2. Genmab; 3. In collaboration with Regeneron; 4. MediLink Therapeutics; 5. OncoC4; 6. DualityBio. 7. Trial ongoing in China only.

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# Abbreviation Directory

| | | | | | |
|---|---|---|---|---|---|
| n L | nth line | Fab | Fragment antigen binding | NY-ESO-1 | New York esophageal squamous cell carcinoma-1 |
| AACR | American Association for Cancer Research | FPI | First patient in | ORR | Objective response rate |
| ADC | Antibody-drug conjugate | GI | Gastrointestinal | OS | Overall survival |
| adj. | Adjuvant | cGMP | Current Good manufacturing practice | PD | Progressive disease |
| AI | Artificial intelligence | HCC | Hepatocellular carcinoma | PDAC | Pancreatic ductal adenocarcinoma |
| AIOM | Associazione Italiana di Oncologia Medica | HER2 (or 3) | Human epidermal growth factor receptor 2 (or 3) | PD-L1 | Programmed cell death protein ligand 1 |
| ASCO | American Society of Clinical Oncology | HNC | Head and neck cancer | PFS | Progression-free survival |
| BLA | Biologics License Applications | HNSCC | Head and neck squamous cell carcinoma | PR | Partial response |
| CLDN6 | Claudin 6 | HPV | Human papilloma virus | PROC | Platinum-resistant ovarian cancer |
| CPI | Checkpoint inhibitor | HR | Hormone receptor | RCC | Renal cell carcinoma |
| CR | Complete response | IHC | Immunohistochemistry | R&D | Research and development |
| CRC | Colorectal cancer | IIT | Investigator initiated trial | R/R | Relapsed/refractory |
| CRPC | Castration resistant prostate cancer | iNeST | Individualized NeoAntigen-Specific Therapy | SABCS | San Antonio Breast Cancer Symposium |
| ctDNA | Circulating tumor DNA | IO | Immuno-oncology | SG&A | Selling, general and administrative expenses |
| CTLA | Cytotoxic T-lymphocyte-associated protein | ITT | Intention to treat | SCLC | Small cell lung cancer |
| CTx | Chemotherapy | JAMA | Journal of the American Medical Association | SD | Stable disease |
| DCR | Disease control rate | MAGE-A3 | Melanoma antigen A3 | SITC | Society of Immunotherapy of Cancer |
| DFS | Disease-free survival | met | Metastatic | TCR | T-cell receptor |
| DO | Dose optimization | MIUC | Muscle-invasive urothelial carcinoma | TKI | Tyrosine kinase inhibitor |
| E2E | End to end | MoA | Mechanism of Action | TME | Tumor microenvironment |
| EC | Endometrial cancer | MPM | Malignant pleural mesothelioma | TNBC | Triple-negative breast cancer |
| EGFR | Epidermal growth factor receptor | mRNA | Messenger ribonucleic acid | TROP2 | Trophoblast cell-surface antigen 2 |
| elcc | European Lung Cancer Congress | NCT | National clinical trial | UC | Urothelial cancer |
| EpCAM | Epithelial cell adhesion molecule | NEJM | The New England Journal of Medicine | UK | United Kingdom |
| ESMO | European Society for Medical Oncology | NEN | Neuroendocrine neoplasm | U.S. | United States |
| ES-SCLC | Extensive-stage small cell lung cancer | NIH | National Institutes of Health | VEGF-A | Vascular endothelial growth factor A |
| EU4 | Includes Germany, France, Italy and Spain | NSCLC | Non-small cell lung cancer | VHH | Heavy chain variable |

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